Exhibit 99.2

O2Micro International Limited has advised that the 2016 annual report is available for viewing on the internet at http://www.o2micro.com. If you do not have access to the internet and would like to obtain a hard copy, please write to:

O2Micro, Inc.

3118 Patrick Henry Drive

Santa Clara, CA 95054

Attention: Annual Report

You may also request a hard copy of the annual report by calling the number +1-408-987-5920.